EXHIBIT 99.1

Brookfield Asset Management Announces Completion of Three-for-Two Stock Split

BROOKFIELD, NEWS, April 01, 2020 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (TSX: BAM.A, NYSE: BAM) announced today the completion of its previously announced three-for-two stock split. By way of a stock dividend, shareholders received one-half of a Brookfield Class A Limited Voting Share (“Class A Share”) for each Class A and Class B Limited Voting Share held (i.e., one additional share for every two shares held). Fractional shares were paid in cash based on the closing price of the Class A Shares on the Toronto Stock Exchange on the record date of February 28, 2020. Class A Shares will trade on a post-split basis as of market open on Thursday, April 2, 2020.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over US$540 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively. For more information, please visit our website at www.brookfield.com.

For more information, please contact:

Media	Investor Relations
Claire Holland Tel: +1 416 369 8236 Email: claire.holland@brookfield.com	Linda Northwood Tel: +1 416 359 8647 Email: linda.northwood@brookfield.com